GUZOV OFSINK, LLC
                                ATTORNEYS-AT-LAW
                          600 MADISON AVENUE 14th FLOOR
                            NEW YORK, NEW YORK 10022
                TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273
                            http://www.golawintl.com

                                December 20, 2005

By Federal Express
Babette Cooper
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St NE Mail Stop 3561
Washington, DC 20549-0306

                            Re:  Parallel Technologies, Inc.
                                 Form 8-K
                                 Filed December 13, 2005
                                 File No. 0-19276

Dear Ms. Cooper,

      Reference is made to your comment letter, dated December 19, 2005 to our client, Parallel Technologies, Inc. (the "Company"), relating to the subject current report on Form 8-K (the "Comment Letter"). Set forth below is the comment contained in the Comment Letter followed by our response thereto:

Letter from Former Accountant, Exhibit 16.2

1. Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures or the extent to which the accountant does not agree.

      Answer: On December 13, 2005, we obtained a letter dated December 13, 2005 from the former accountant, S.W. Hatfield, CPA ("Hatfield") stating that he reviewed the Form 8-K and had no disagreement with the Company's Item 304 disclosures. We sent this letter to the Company's financial printer, but it was inadvertently omitted form the final filing. We have prepared an amended Current Report with the correct letter from Hatfield.

      We enclose herewith a copy of the amendment for your reference. We also enclose a letter from the Company with the acknowledgements you requested.

                                                     Very truly yours,

                                                     Guzov Ofsink, LLC

                                                     By: /s/ Darren Ofsink
                                                         -----------------
                                                         Darren Ofsink